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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

CORGI INTERNATIONAL LIMITED
(Name of Issuer)
American Depositary Shares
(Title of Class of Securities)
21872Q103
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	21872Q103

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Royal Capital Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,071,881

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,071,881

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,071,881

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.53%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
**SEE ITEM 4(b).

CUSIP No.	21872Q103

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Robert W. Medway

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		1,071,881

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,071,881

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,071,881

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.53%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
**SEE ITEM 4(b).

CUSIP No.	21872Q103

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Yale M. Fergang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		1,071,881

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,071,881

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,071,881

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.53%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
**SEE ITEM 4(b).

SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Royal Capital Management, L.L.C. (“Royal Management”), a Delaware limited liability company, Mr. Robert W. Medway and Mr. Yale M. Fergang, the principals of Royal Management, relating to American Depositary Shares and underlying Ordinary Shares, “par value” HK$3.00 per share (the “American Depositary Shares”), of Corgi International Limited, a Hong Kong corporation (the “Issuer”).
     This Schedule 13G relates to American Depositary Shares of the Issuer: (1) purchased by Royal Management for the accounts of (i) Royal Capital Value Fund, L.P. (“Royal Fund”), (ii) Royal Capital Value Fund (QP), L.P. (“Royal Qualified”), both Delaware limited partnerships, (iii) RoyalCap Value Fund, Ltd., a Cayman Islands exempted company (“Royal Offshore”); and (iv) RoyalCap Value Fund II, Ltd., a Cayman Islands exempted company (“Royal Offshore II”). Royal Management acts as investment manager to Royal Fund, Royal Qualified, Royal Offshore and Royal Offshore II.
Item 1(a) Name of Issuer.
Corgi International Limited
Item 1(b) Address of Issuer’s Principal Executive Offices.
Unit 10, 16/F., Wah Wai Centre, 38-40 Au Pui Wan Street, Fo Tan, New Territories, Hong Kong, S.A.R., China.
Item 2(a) Name of Person Filing.
Royal Capital Management, L.L.C. (“Royal Management”), Messrs. Robert W. Medway and Yale M. Fergang.
Item 2(b) Address of Principal Business Office, or, if none, Residence.
623 Fifth Avenue, 24th Floor
New York, New York 10022
Item 2(c) Citizenship or Place of Organization.
Royal Management is a limited liability company organized under the laws of the State of Delaware. Robert W. Medway and Yale M. Fergang are the principals of Royal Management and are United States citizens.
Item 2(d) Title of Class of Securities.
American Depositary Shares

Item 2(e) CUSIP Number.
21872Q103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
Item 4 Ownership.
(a)	Royal Management, and Messrs. Medway and Fergang are the beneficial owners of 1,071,881 American Depositary Shares.

(b)	Royal Management, and Messrs. Medway and Fergang are the beneficial owners of 10.53% of the outstanding American Depositary Shares. This percentage is determined by dividing 1,071,881 by 10,176,943, the number of common stock issued and outstanding as of December 20, 2006, based on information provided by the Issuer.

(c)	Royal Management, and Messrs. Medway and Fergang have the sole power to vote and dispose of the 1,071,881 American Depositary Shares beneficially owned by them. As the principals of Royal Management, Messrs. Yale and Fergang may direct the vote and disposition of the 1,071,881 American Depositary Shares beneficially owned by Royal Management.
Item 5 Ownership of Five Percent or Less of a Class.
Inapplicable.
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.
Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8 Identification and Classification of Members of the Group.
Inapplicable.
Item 9 Notice of Dissolution of Group.
Inapplicable.

Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits Exhibit 1
Joint Filing Agreement dated February 14, 2007, among Royal Management, Mr. Robert W. Medway and Mr. Yale M. Fergang.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2007

ROYAL CAPITAL MANAGEMENT, L.L.C.
By:	/s/ Yale M. Fergang
	Name:	Yale M. Fergang
	Title:	Managing Member

/s/ Robert W. Medway
ROBERT W. MEDWAY

/s/ Yale M. Fergang
YALE M. FERGANG